Room 4561
      July 25, 2005

Michael W. Trudnak
Chief Executive Officer
Guardian Technologies International, Inc.
516 Herndon Parkway
Suite A
Herndon, Virginia 20170
703-464-5495

Re:   	Guardian Technologies International, Inc.
      Item 4.01 Form 8-K
      Filed July 20, 2005
      File No. 000-28238


Dear Mr. Trudnak:

      We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed July 20, 2005
1. We note your disclosure that during the two most recent fiscal years ended December 31, 2003 and 2004, the Company did not consult with Goodman & Company regarding any of the matters or events set
forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.   Revise
your
disclosure to reference Regulation S-B rather than Regulation S-K. Also, revise your disclosure to indicate whether the Company consulted with Goodman & Company during the subsequent interim period regarding any of the matters or events set forth in Item 304(a)(2)(i)
and (ii) of Regulation S-B.


      *******

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Melissa Walsh at (202) 551-3224 or Stephen Krikorian at
(202) 551-3730.


							Sincerely,


							Stephen Kirkorian
							Accounting Branch Chief
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Michael W. Trudnak
Guardian Technologies International, Inc.
July 25, 2005
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